Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission,
100 F street, N.E.,
Washington, D.C. 20549,
U.S.A.

Almere, July 23 2014

Re:    ASM International N.V.
Form 20-F for the year ended December 31, 2013
Filed April 9, 2014
File No. 000-13355

Dear Mr. Cascio:

This in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 26, 2014, with respect to the annual report on Form 20-F of ASM International N.V. (“ASMI”) for the fiscal year ended December 31, 2013 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed ASMI responses accordingly.

Form 20-F for the year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Operating Results- Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 37

1.
We note your discussion that the increase in net sales in 2013 was driven by higher ALD and PEALD sales and the increase in gross profit margin resulted from positive mix effects and improved efficiency. In future fillings please discuss each significant factor that caused significant changes to amounts in your financial statements such as price changes and/or volume changes by type of product. The discussion should also address underlying material causes of the factors described and any expected future impact on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Response
ASMI acknowledges the Staff’s comments and respectfully informs the Staff that we will provide the requested information in future filings information as requested in a manner consistent with the applicable guidance.

Financial Statements

Note 3. Divestment, page F-21

2.
We see that you have recognized a significant gain on deconsolidation of ASM Pacific Technology Ltd (ASMPT) at March 15, 2013. To help better understand your accounting for the sale of the 11.88% interest in ASMPT, please explain the following:

•	How you calculated the $243 million realized gain on the sale of your 11.88% interest in ASMPT.

•	How you determined the unrealized remeasurement gain on the remaining 40.08% of the retained interest in ASMPT of approximately $1.2 million.

•	How you calculated the $335 million impairment loss.

•	As part of your response, please tell us how you considered the guidance in FASB ASC 810-10-40-5.

Response
ASMI acknowledges the Staff’s comments and respectfully provides the Staff the following information to support the accounting for the sale of the 11.88% interest in ASM PT (the “Transaction”). As disclosed in our 20-F, ASM PT is publicly listed on the Hong Kong Stock Exchange, and through the sale of the 11,88%, we surrendered control over ASM PT. After the Transaction we believe that we still have significant influence over ASM PT and, according, account for ASM PT under the equity method of accounting.

In accordance with ASC 810 “Consolidation”, if a parent loses control of a subsidiary through means other than a nonreciprocal transfer to owners, the parent shall:

a)	Derecognize the assets (including an appropriate allocation of goodwill) and liabilities of the subsidiary at their carrying amounts at the date control is lost (ASC 810-10-40-5);

b)	Derecognize the carrying amount of any non-controlling interest at the date control is lost (including any components of accumulated other comprehensive income attributable to it);

c)	Recognize the fair value of the proceeds from the transaction that resulted in the loss of control;

d)	Recognize any non-controlling investment retained in the former subsidiary at its fair value at the date control is lost;

e)
Reclassify to income (profit or loss), or transferred directly to retained earnings if required in accordance with US GAAP, the amounts recognized in other comprehensive income in relation to that subsidiary; and

f)	Recognize any resulting difference as a gain or loss in income (profit or loss) attributable to the parent.

In accordance with ASC 810-10-40-5, the gain or loss is calculated as the difference between:

1 The aggregate of:

i) The fair value of the consideration transferred;

ii) The fair value of any retained non-controlling investment in the former subsidiary on the date the subsidiary is deconsolidated; and

iii) The carrying amount of any non-controlling interest in the former subsidiary (including any accumulated other comprehensive income or loss attributable to the NCI) on the date the subsidiary is deconsolidated.
2 The carrying amount of the former subsidiary’s assets and liabilities

Calculation of the gain on the interest sold and the retained non-controlling investment

Amounts in EUR million

Total fair value of retained non-controlling investment in ASMPT	€1,411
Fair value of the consideration	€420
Carrying value of the ASMPT non-controlling interest	306
Subtotal	€2,137

Less: carrying value of former subsidiary’s net assets	€(638)
Less: goodwill allocated to ASMPT	€(39)
Less: Other comprehensive income related to ASMPT	€(25)
Less: Transaction expenses	€(7)
Less: value free use of ASM trade name	€(30)
Gain on interest sold and retained non-controlling investment	€1,398

The calculation outlined above resulted in a total gain of EUR 1,398 million, which includes the gain for both the interest sold and the non-controlling investment retained. We also identified any gains or losses deferred in accumulated other comprehensive income attributable to the subsidiary. The cumulative amount deferred in other comprehensive income related to that subsidiary is considered part of the carrying amount of the subsidiary and is included in determining the gain or loss on the interest sold and the retained non-controlling investment. This includes the parent’s and the Non-Controlling Interest (“NCI”) share of gains or losses previously recognized in other comprehensive income on foreign exchange differences, cash flow hedges, and other individual assets and liabilities.

To disclose the total gain or loss and the portion of the gain or loss related to the retained non-controlling investment, as required by ASC 810-10-50-1B, we calculated the two components of the gain as described below.

Calculation of the EUR 243 million realized gain on the 11.88% of ASMPT shares sold:

Amounts in EUR million

Total net proceeds (cash consideration minus expenses)	€413
Carrying value of net equity share (including release goodwill and OCI)	€140
Deferred asset related to the use of the trade name “ASM”	€30
Realized gain on sale	€243

The unrealized re-measurement gain on the remaining 40.08% of the retained interest in ASM PT
Amounts in EUR million

Total fair value of the 40.08% converted to EUR*	€1,411

Carrying value of the 40.08% before shares prior to the Transaction	€256
Net gain on revaluation of retained interest	€1,155

The fair value of the 40.08% interest was based on the closing share price on March 25, 2013 of HK$ 89.55, converted to EUR at the exchange rate as of that date.

The combined gain of €1,398 million on the gain of the interest sold of €243 million and the gain on the retained non-controlling investment of €1,155 million is recognized in earnings, and is disclosed in Note 3 “Divestment” to the financial statements. Additionally, the non-controlling investment standards (ASC 810-10-50-1B) require the disclosure of the portion of the gain or loss related to the re-measurement of the retained non-controlling investment to fair value.

In addition to the revaluation of the 40.08% retained interest, ASMI also considered the settlement of any other ‘off-market’ relationships with ASMPT, when determining the amount of gain to be recognized upon deconsolidation of ASMPT. With regards to such other relationships, the Company has noted that ASMPT will continue to have the right to use the ASM trade name. Therefore, in determining the amount of gain upon deconsolidation of ASMPT,

ASMI recognized the fair value of this relationship on 15 March 2013 at approximately € 30 million, and recorded it on the balance sheet. This reduces the gain attributed to the deconsolidation and results in a deferred gain attributed to the ASM trade name. Meanwhile an intangible asset was recognized on ASMPT’s books as part of the purchase price allocation (“PPA”) procedures due to the favorable contract (i.e. free use of ASM trade name). In future periods both the release of income and amortization will be attributed to the income statement over the life of the asset.

Calculation of the EUR 335 million impairment loss

Per ASC 323 an equity method investor shall not separately test an investee's underlying asset(s) for impairment. However, an equity investor shall recognize its share of any impairment charge recorded by an investee and consider the effect, if any, of the impairment on the investor’s basis difference in the assets giving rise to the investee’s impairment charge. A loss in value of an investment which is other than a temporary decline shall be recognized in earnings.

ASM PT is listed on the Hong Kong stock exchange. We use the traded value of ASM PT shares as a proxy to assess whether an impairment exists. Considering the extent to which in the last quarter of 2013 the market price of the ASM PT shares declined below the carrying value recorded, Management evaluated whether the decline in value was other than temporary. In its assessment management evaluated other factors based on its knowledge of the business and of ASM PT specifically. Management did not identify persuasive factors that the diminution of the value would be temporary and accordingly recorded an impairment. For further information we refer the Staff to note 3 “Divestment” and note 12 “Investments and Associates”.

ASMI recognized an impairment loss in the income statement of €335 million. Refer to the calculation depicted in the table below.

Amounts in million
Fair value share based on share price as per December 31, 2013	HK$	10,384
Carrying value of the investment ASM PT	HK$	13,971
Impairment loss	HK$	3,587
Impairment loss converted to EUR based on ECB exchange rate as of December 31, 2013 HK$ 10,6929	EUR	335

Exhibit 99.1

3.
We see from your letter dated February 12, 2014 that you will include summarized financial information for ASMPT for the period March 15, 2013 through December 31, 2013 in the notes to your financial statements. Please tell us where you have provided this information in your filing.

Response
ASMI acknowledges the Staff’s comments and respectfully informs the Staff that in Note 3 - Divestment, the last two tables state the summary financial results and balance sheet items for ASMPT as of and for the year ended December 31, 2013.

In Note 26 - Disclosure about segments and related information, the table for the year ended December 31, 2013, shows the full results for ASMPT under the column heading, "Back-end 100%." The information reported in the reconciling column under the heading, "Elimination non-consolidated," represents the amounts included in the Back-end 100% column in excess of the amounts reported in the consolidated financial statements. As such, the information in this reconciling column reflects the summarized financial information for ASMPT for the period March 15, 2013 through December 31, 2013 and the ASMPT balance sheet items as of December 31, 2013, which are the amounts that were eliminated in the consolidation. We propose to amend future filings, to provide a note to the table in Note 26 that clearly explain that these amounts represent the results of operations of ASMPT during the period it is accounted for using the equity method of accounting.

ASMI acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•
Should you have any questions on the foregoing, please do not hesitate to contact me by communicating with Mr. Bowers as the staff did so on the comment letter and we will respond accordingly.
Very truly yours,

/s/ Peter van Bommel
Peter A.M. van Bommel
Chief Financial Officer